UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.7)*

                           Philip Services Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    718193105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                            and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4300

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 28, 2003
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                           Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                           AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         0

8        SHARED VOTING POWER
         22,275,671 (See Items 3 and 5)

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
         22,275,671 (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,275,671 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         59.5% (See Item 5)

14       TYPE OF REPORTING PERSON
         IN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
         High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         15,350,026 (See Items 3 and 5)

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         15,350,026  (See Items 3 and 5)

10       SHARED DISPOSITIVE POWER
         0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,350,026 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.9% (See Item 5)

14       TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
         Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
         AF and WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         132,494 (See Items 3 and 5)

8        SHARED VOTING POWER
         15,957,529 (See Items 3 and 5)

9        SOLE DISPOSITIVE POWER
         132,494 (See Items 3 and 5)

10       SHARED DISPOSITIVE POWER
         15,957,529 (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,090,023 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         42.9% (See Item 5)

14       TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D


Item 1.  Security and Issuer

     This Amendment No. 7 to Schedule 13D, which was filed with the Commission on April 18, 2000, as amended on August 10, 2001, November 21, 2001, March 15, 2002, April 17, 2002, July 2, 2002 and July 31, 2003 relates to the common shares, par value $0.01 per share (the "Shares"), of Philip Services Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 5151 San Felipe, Suite 1600, Houston, Texas 77056.

Item 3.  Source and Amount of Funds or Other Consideration

     On October 28, 2003, in a privately negotiated transaction, High River may be deemed to have acquired from Cerberus Partners, L.P. ("Cerberus") (acting on behalf of itself and certain affiliated or designated entities) beneficial ownership of approximately $33,096,692 principal amount of the PIK Debt (convertible into 2,823,949 Shares), and certain amount of the term debt of the Issuer. In that transaction, the price for the approximately $33,096,692 face amount of the PIK Debt, as well as the price for the term debt of the Issuer, was 13% of the principal amount of the PIK Debt and the term debt. The source of funding is the general working capital of High River.

     The closing of the foregoing transaction is conditioned upon, among other things, (1) certain releases being obtained for Cerberus and its affiliates through the Plan confirmation or otherwise or, at High River's option, indemnification by a creditworthy affiliate of the Registrants, and (2) Cerberus and its affiliates, with respect to its Senior Secured Debt, obtaining certain treatment under the Plan, or, at High River's option, from High River or its affiliates.

Item 4.  Purpose of Transaction

     Item 4 is hereby amended by adding the following:

     High River entered into the Investment Agreement dated as of July 29, 2003 and the Amendment to the Investment Agreement dated as of October 30, 2003, in each case, with the Issuer and certain of its subsidiaries, and each of these documents is attached hereto as Exhibit 1 and Exhibit 2, respectively. Pursuant to the foregoing documents, among other things, High River became a sponsor of the Debtors' Second Amended and Restated Joint Plan of Reorganization Under Chapter 11 of The United States Bankruptcy Code (Jointly Admin. under Case No. 03-37718-H2-11) filed by the Issuer on October 27, 2003 (the "Plan") with the United States Bankruptcy Court, Texas (the "Court").

Item 5.  Interest in Securities of the Issuer

         Items 5(a) is hereby amended by adding the following:

     (a) As of the close of business on November 4, 2003, the Registrants may be deemed to beneficially own, in the aggregate 22,275,671 Shares (composed of 12,739,519 Shares which the Registrants own and approximately additional
9,536,152 Shares which the Registrants would hold if the approximately $111,763,794 principal amount of the PIK Debt (inclusive of the Accrued PIK Interest through June 2, 2003, the Filing Date) held by the Registrants were fully converted into Shares), representing approximately 59.5% of the Issuer's outstanding Shares (based upon the 27,909,342 Shares stated to be outstanding as of August 18, 2003 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on August 19, 2003). The Registrants have not included in the number of Shares reported on this Schedule 13D the Shares they would have been deemed to have acquired had the Issuer accrued the interest on the PIK Debt after June 2, 2003, the Filing Date.

     As of the close of business on November 4, 2003, the Registrants collectively beneficially own, in the aggregate approximately $139,244,916 principal amount of the Issuer's term debt, and the Registrants' affiliates are also participants in Exit Facility dated as of March 31, 2001, pursuant to which the Issuer may, subject to the terms thereof, borrow up to $210,000,000 from time to time and the DIP Facility dated as of July 29, 2003 pursuant to which the Issuer may, subject to the terms thereof, borrow up to $35,000,000 from time to time.

     As of the close of business on November 4, 2003, the Registrants have direct beneficial ownership of the Shares as set forth in the following chart:




----------------------- --------------------- -------------------- --------------------- --------------------
Name of Registrant      Number   of   Shares  Number   of  Shares  Aggregate  number of  Approximate
                        directly   held   by  which    Registrant  Shares    Registrant  Percentage       of
                        Registrant            would    hold    if  is     deemed     to  Outstanding  Shares
                                              Registrant           directly              computed         in
                                              converts   its  PIK  beneficially own      accordance     with
                                              Debt  position into                        rule 13d-3(d)(1))
                                              Shares         (the
                                              "Conversion
                                              Shares")
----------------------- --------------------- -------------------- --------------------- --------------------
----------------------- --------------------- -------------------- --------------------- --------------------
High River               8,104,661            7,245,365            15,350,026            40.9
----------------------- --------------------- -------------------- --------------------- --------------------
----------------------- --------------------- -------------------- --------------------- --------------------
Meadow Walk             2,546,926             N/A                  2,546,926             6.8
----------------------- --------------------- -------------------- --------------------- --------------------
----------------------- --------------------- -------------------- --------------------- --------------------
Thornwood               N/A                   46,714               46,714                0.1
----------------------- --------------------- -------------------- --------------------- --------------------
----------------------- --------------------- -------------------- --------------------- --------------------
Chelonian Sub           N/A                   46,714               46,714                0.1
----------------------- --------------------- -------------------- --------------------- --------------------
----------------------- --------------------- -------------------- --------------------- --------------------
Cyprus                  N/A                   441,143              441,143               1.2
----------------------- --------------------- -------------------- --------------------- --------------------
----------------------- --------------------- -------------------- --------------------- --------------------
Stork                   N/A                   72,932               72,932                0.2
----------------------- --------------------- -------------------- --------------------- --------------------
----------------------- --------------------- -------------------- --------------------- --------------------
Barberry                86,283                46,211               132,494               0.4
----------------------- --------------------- -------------------- --------------------- --------------------
----------------------- --------------------- -------------------- --------------------- --------------------
AREH                    2,001,649             1,150,413            3,152,062             8.4
----------------------- --------------------- -------------------- --------------------- --------------------
----------------------- --------------------- -------------------- --------------------- --------------------
Tortoise                N/A                   219,973              219,973               0.6
----------------------- --------------------- -------------------- --------------------- --------------------
----------------------- --------------------- -------------------- --------------------- --------------------
Chelonian Corp.         N/A                   46,714               46,714                0.1
----------------------- --------------------- -------------------- --------------------- --------------------
----------------------- --------------------- -------------------- --------------------- --------------------
Unicorn                 N/A                   219,973              219,973               0.6
----------------------- --------------------- -------------------- --------------------- --------------------
----------------------- --------------------- -------------------- --------------------- --------------------
TOTAL                   12,739,519            9,536,152            22,275,671            59.5
----------------------- --------------------- -------------------- --------------------- --------------------

     The percentages referred to in the Information Pages of this Schedule 13D and in the chart above represent the percentages on the fully diluted basis and assuming the conversion into the Conversion Shares by all of the applicable Registrants.

     (c) The following sets forth all transactions with respect to Shares effected by the Registrants during the past sixty days.

     See Items 3 above which is incorporated herein by reference thereto.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Items 3 and 4 above, which are incorporated herein by reference thereto.

     Item 7. Material to be Filed as Exhibits

     1.  Investment  Agreement  dated  as of July  29,  2003.

     2. Amendment to Investment Agreement dated as of October 30, 2003.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct.

Dated: November 4, 2003


High River Limited Partnership
By: Barberry Corp., General Partner


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory


Barberry Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory


American Real Estate Holdings L.P.
By: American Property Investors, Inc.
       General Partner


By: /s/ Martin Hirsch
       Name: Martin Hirsch
       Title:   Executive Vice President


American Property Investors, Inc.


By: /s/ Martin Hirsch
       Name: Martin Hirsch
       Title:   Executive Vice President



               [Signature Page of Amendment No. 7 to Schedule 13D
                     with respect to Philip Services Corp.]

American Real Estate Partners, L.P.
By: American Property Investors, Inc., its General Partner


By: /s/ Martin Hirsch
       Name: Martin Hirsch
       Title:   Executive Vice President


Beckton Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory


Tortoise Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   President


Chelonian Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   President


Unicorn Associates Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   President




               [Signature Page of Amendment No. 7 to Schedule 13D
                     with respect to Philip Services Corp.]

ACF Industries Holding Corp.


By: /s/ Robert J. Mitchell
       Name: Robert J. Mitchell
       Title:   President


Highcrest Investors Corp.


By: /s/ Robert J. Mitchell
       Name: Robert J. Mitchell
       Title:   Assistant Secretary


Buffalo Investors Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   President


Starfire Holding Corporation


By: /s/ Robert J. Mitchell
       Name: Robert J. Mitchell
       Title:   Authorized Signatory


Thornwood Associates Limited Partnership
By: Barberry Corp., General Partner


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory





                     [Signature Page of Amendment No. 7 to
              Schedule 13D with respect to Philip Services Corp.]

Chelonian Subsidiary, LLC


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory


Cyprus, LLC
By: Barberry Corp., General Partner


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory


Stork Associates Limited Partnership
By: Ealing Corp., General Partner


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Vice President


Ealing Corp.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Vice President




/s/ Carl C. Icahn
Carl C. Icahn



                 [Signature Page of Amendment No. 7 to Schedule
                   13D with respect to Philip Services Corp.]